Exhibit (a)(1)(b)

POLYCOM, INC.

FROM:                                                       Robert Hagerty

SUBJECT:                                    OFFER TO EXCHANGE OPTIONS

DATE:                                                           May 28, 2003

IMPORTANT NEWS—please read immediately and take action before
5:00 p.m. Pacific Time on June 25, 2003

Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares.  We believe these options do not provide adequate incentive because of their high exercise prices.  In our continuing effort to motivate and reward our valued employees for their important contributions to our success, we are announcing an offer to exchange certain stock options.  This offer is designed to provide eligible employees the opportunity to potentially restore the value of their stock options in the near future.  The offer is voluntary, and it begins today.

The offer will provide all eligible employees holding stock options with exercise prices of $13.48 or more per share the opportunity to exchange their outstanding stock options for options exercisable at a price equal to at least the fair market value of our stock on the day we grant the new options, which we expect to be December 29, 2003 (except that a later new option grant date may be required under local law for employees who live and work in France).

We are making the offer upon the terms and conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options (which is generally referred to as the offer to exchange); (2) this memorandum; (3) the election form; and (4) the withdrawal form.  Together, these are referred to as the offer documents.  Please read the offer documents carefully so that you will understand the risks of participating before you make any decisions regarding the offer.  This offer expires at 5:00 p.m. Pacific Time on June 25, 2003.

As described in the offer documents, we are making this offer to eligible employees employed by Polycom or one of its subsidiaries and who live and work in the United States of America, Australia, Canada, France, Germany, Hong Kong, Israel, Japan, Mexico, the Netherlands, the Philippines, Singapore, Thailand or the United Kingdom.  Directors and executive officers are not eligible to participate in the offer.  Eligible options tendered for exchange will be cancelled on the business day after this offer expires, and we will issue promises to grant the new options conditioned on the participant’s continued employment.  Your new options will entitle you to purchase 0.80 shares of Polycom common stock for each share of Polycom common stock underlying your exchanged options.  If you elect to exchange your options but do not remain an employee through the day we grant the new options, you will not receive any of the new options nor will you receive any compensation for the options you elected to have cancelled.  The new options will be granted on the first business day that is at least six months and one day after the date on which we cancel the options elected to be exchanged.  We expect to grant the new options on December 29, 2003 (except that a later new option grant date may be required under local law for employees who live and work in France), unless the cancellation of the options is delayed as a result of a postponement in the expiration of the offer.

Since we are not granting the new options until December 29, 2003 at the earliest, we cannot predict the exercise price of the new options.  It may be higher than the exercise price of the options you exchanged, resulting in a loss of some of your stock option benefit.  If you decide to participate in the offer, this is a risk you take.

As a condition to the offer, if you elect to exchange any options, you must also elect to exchange all options granted to you on or after November 28, 2002, even if those options would not otherwise be eligible for exchange.

Generally, new options may be granted under either the 1996 Stock Incentive Plan or the 2001 Nonstatutory Stock Option Plan, except that incentive stock options will be granted under the 1996 Stock Incentive Plan.  Each new option will also be subject to a new stock option agreement between you and us and to the terms and conditions of the plan under which it is granted.

The exercise price per share of the new options will generally be the closing price reported by the Nasdaq National Market for our common stock on the new option grant date.  However, if you live and work in France, your exercise price may be higher due to local requirements.  Please see Schedule F attached to the offer to exchange for more details.  Accordingly, we cannot predict the market price of the new options.  Your new options may have a higher exercise price than some or all of your current options.

Except for employees in France, each new option will have the same vesting schedule as the exchanged option it replaces, but new options will not vest between the cancellation date of the exchanged option and the new option grant date.  Beginning on the new option grant date, vesting will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date.  This means that the new option will be fully vested six months later than the exchanged option was scheduled to be fully vested.  In addition, although vesting will continue on the new option grant date, you will be restricted from exercising any new options for a period of six months from the new option grant date.  However, if you live and work in France, the vesting of your new options will be different.  Please see Schedule F attached to the offer to exchange for more details.

Participation is completely voluntary.  Please review each of your stock option grants, as you may decide to accept or reject this offer with respect to each individual grant or you may decide not to participate at all.  You may decide to exchange some of your grants, all of your grants or none of your grants.  It is up to you.  If you choose not to participate, you will retain your current options under their current terms and conditions.  We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved in participating in this offer.

To participate in the offer, you must properly complete the election form and return it to Helen Idnani, Manager, Equity Programs, before the offer expires at 5:00 p.m., Pacific Time, on June 25, 2003.  If the offer period is extended, we will notify you of the new expiration date.  If your election form has not been received by Helen Idnani before the offer expires, you will have rejected this offer and you will keep your current options.

Again, please take the time to carefully read the offer documents.  This memorandum is an introduction to the offer, but does not detail all the terms and conditions that apply.  As a result, it is very important that you read the remaining offer documents.

If the offer documents do not contain all the information you need, please direct any questions to Helen Idnani, Manager, Equity Programs at (925) 924-5624.